FORM 6K
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2001


                          BROCKER TECHNOLOGY GROUP LTD.

                 (Translation of registrant's name into English)

          2150, 10060 Jasper Avenue, Edmonton, Alberta, Canada, T5J 3R8

                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.]

                                    Form 20-F [X]       Form 40-F [_]


[Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                          Yes [_]              No [X]


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).]

                                           82 [_]


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FORM 6K                 REPORT OF FOREIGN PRIVATE ISSUER                  Page 1
                       Securities and Exchange Commission

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The following documents are filed herewith:


                                      INDEX

DOCUMENT

Exhibit 1.1    Annual Financial Statements ended March 31, 2001

Exhibit 1.2    Interim Financial Statements for three months ended June 30, 2001

Exhibit 1.3    Material Change Report dated August 13, 2001

Exhibit 1.4    Press Release dated August 13, 2001

Exhibit 1.5    Press Release dated August 31, 2001







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FORM 6K                 REPORT OF FOREIGN PRIVATE ISSUER                  Page 2
                       Securities and Exchange Commission

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            BROCKER TECHNOLOGY GROUP LTD.

                                            (Registrant)



September 13, 2001                          By: (Signed) "Andrew Chamberlain"

Date                                            Andrew J. Chamberlain

                                                Corporate Secretary





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FORM 6K                 REPORT OF FOREIGN PRIVATE ISSUER                  Page 3
                       Securities and Exchange Commission